1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                      Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                      No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

TSMC August Sales Set Record High

Hsinchu, Taiwan, September 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today said that net sales for August 2004 reached NT$23,414 million, marking the fifth consecutive monthly record. August 2004 sales increased 1.2 percent sequentially and grew yet another 27.8 percent on a year-over-year basis.

Revenues for January through August 2004 totaled NT$168,944 million, an increase of 34.9 percent over the same period in 2003.

# # #

Sales Report:	(Unit: NT$million)

Net Sales	2004(1)	2003	Growth Rate
August	23,414	18,317	27.8%
January through August	168,944	125,213	34.9%

(1):	Year 2004 figures have not been reviewed.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile)
Fax:03-5670121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

September 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2004.

1) Sales volume (in NT$: thousand)

Period	Items	2004	2003	Changes	(%)
Aug.	Invoice amount	22,871,744	17,351,098	5,520,646	31.82%
Jan - Aug.	Invoice amount	162,662,069	116,624,531	46,037,538	39.48%
Aug.	Net sales	23,413,876	18,317,430	5,096,446	27.82%
Jan - Aug.	Net sales	168,943,954	125,213,499	43,730,455	34.92%

2) Funds lent to other parties (in NT$: thousand)

	Limit of lending	Aug.		Bal. as of period end
TSMC	65,842,862	—		—
TSMC’s subsidiaries	33,643,274	(12,450	)*	5,107,950

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$: thousand)

	Limit of endorsements	Aug.		Bal. as of period end
TSMC	87,768,439	(44,820	)*	18,388,620
TSMC’s subsidiaries	N/A	0		0
TSMC endorses for subsidiaries		(44,820	)*	18,388,620
TSMC’s subsidiaries endorse for TSMC		0		0
TSMC endorses for PRC companies		0		0
TSMC’s subsidiaries endorse for PRC companies		0		0

*	The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	54,500
	Assets:	US$:	2,143,769
Financial instruments	FX forward contracts
Recognized profit (loss)	(NT$21,813)

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	—
Financial instruments	Interest rate swap
Recognized profit (loss)			—

     b. Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: September 9, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer